Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ACQUISITION ANNOUNCEMENT

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that, CNPC E&D Holdings Cooperatief U.A. (the “CNPC Holdings”) and CNODC International Holding Ltd. (the “CNODC International”) (collectively, the “Purchasers”), both being indirect subsidiaries of the Company, entered into an acquisition agreement (the “Acquisition Agreement”) with Petrobras International Braspetro B.V. (the “PIB”) and Petrobras De Valores Internacional De Espana S.L. (the “PVIE”) (collectively, the “Sellers”) on 13 November 2013, regarding the acquisition of the entire shares of Petrobras Energia Peru S.A. (the “Target Company”) by the Purchasers from the Sellers with a consideration of approximately US$2.6 billion (equivalent to approximately HK$20.16 billion).

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance. All applicable percentage ratios (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) in this acquisition are below 5%.

Acquisition

The Board is pleased to announce that the Purchasers entered into an acquisition agreement with the Sellers on 13 November 2013, regarding the acquisition of the entire shares of the Target Company, being 145,001,000 shares, by the Purchasers from the Sellers with a consideration of approximately US$2.6 billion (equivalent to approximately HK$20.16 billion). The consideration is determined based on valuation of the Target Company and the amount of its net working capital.

The Target Company possesses three blocks of oil and gas properties in Peru. The Target Company holds 100% interests in two blocks while holding a 46.16% interest in the third block (the “Third Block”), with the remaining 53.84% interest being held by Repsol Exploración Perú S.A., Sucursal del Peru, (the “Repsol”). On the basis of the interests held by the Target Company, the three blocks have sizeable recoverable reserves, and the current output is approximately 0.8 million tons oil equivalent output per year.

Conditions Precedent

According to the Acquisition Agreement, the consummation of the acquisition is conditioned on the satisfaction or wavier of, among others, each of the following conditions:

(1) the acquisition has been approved by the relevant PRC regulatory authorities;

(2) the acquisition has been approved by the relevant Peruvian regulatory authorities;

(3) either Repsol has waived its preferential rights in the 46.16% interest in the Third Block held by the Target Company, or the Target Company has transferred the same to Repsol;

(4) there has been no material adverse change occurring to the financial position, businesses and prospects of the Target Company; and

(5) each Seller shall have obtained from the Peruvian tax authority tax cost certificates with respect to their investments in the Target Company.

The acquisition will not consummate if the conditions precedent are not satisfied on or before 13 November 2014 or such other date as agreed upon by both parties.

Information about the Purchasers

CNPC Holdings and CNODC International are both overseas wholly-owned subsidiaries of CNPC Exploration and Development Company Limited ( , the “CNPC E&D”). CNPC E&D is a subsidiary of the Company and a joint venture company held as to 50% by the Company and as to 50% by China National Oil and Gas Exploration and Development Corporation, which is a wholly owned subsidiary of China National Petroleum Corporation, the controlling shareholder of the Company. CNPC E&D is principally engaged in the exploration, development, production, transmission and marketing of crude oil and natural gas. It has operations in Kazakhstan, Venezuela, Indonesia, Peru, Algeria, Azerbaijan, Chad, Canada, the PRC, Ecuador, Niger and Oman.

The Group (comprising the Company and its subsidiaries) is the largest oil and gas producer and seller in the PRC, where it occupies a leading position in the oil and gas industry, one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group is primarily engaged in activities including: the exploration, development, production and marketing of crude oil and natural gas; the refining of crude oil and petroleum products; the production and marketing of primary and derivative petrochemical products and other chemical products; the marketing and trading of refined products; the transmission of natural gas, crude oil and refined products; and the marketing of natural gas.

Information about the Sellers

PIB and PVIE are both wholly-owned subsidiaries of Petróleo Brasileiro S.A. (the “Petrobras”). Petrobras is a national petroleum company whose primary business is in oil industry with integrated upstream and downstream extensions that are operated transnationally. The Brazil federal government is the controlling shareholder of Petobras.

Information about the Target Company

The Target Company is an indirect wholly-owned subsidiary of Petrobras, which is primarily engaged in the exploration and production of oil and gas in Peru. The shareholders of the Target Company are PIB (holding 0.21% of the equity interest) and PIVE (holding 99.79% of the equity interest). According to the audited financial statements of the Target Company for the year 2012, as at 31 December 2012, the total assets of the Target Company was approximately US$1.42 billion (equivalent to approximately HK$11 billion), with a net assets of approximately US$660 million (equivalent to approximately HK$5.1 billion). For the year 2012, its revenue was US$600 million (equivalent to approximately HK$4.65 billion), with a net profit of US$102 million (equivalent to approximately HK$791 million).

Reasons for and benefit from the acquisition

Peru is among the relative stable countries in Latin America in terms of investment environment. The three target blocks are of relative good quality, with expected profitability potentials. The success of the project will help to expand the scale of cooperation of the Group in Latin America oil and gas field and promote the sustainable development in the overseas business of the Group.

In this announcement, the exchange rate is set at US$1=HK$7.7530, being the exchange rate prevailing on 13 November 2013. The translations should not be taken as a representation that the US dollars could actually be converted into Hong Kong dollar at such rates or at all.

By order of the Board
PetroChina Company Limited
Sun Longde
(Vice president, performing the duties of the secretary to the Board)

Beijing, the PRC

13 November 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.